Aflac Incorporated 2007 Form 10-K

EXHIBIT 11

Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Years Ended December 31,

	2007	2006	2005	2004	2003

Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$1,634	$1,483	$1,483	$1,266	$768

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share — basic	487,869	495,614	500,939	507,333	513,220
Dilutive effect of share-based awards	6,102	6,213	6,765	9,088	8,918

Weighted-average outstanding shares used in the computation of earnings per share — diluted	493,971	501,827	507,704	516,421	522,138

Earnings per share:
Basic	$3.35	$2.99	$2.96	$2.49	$1.50
Diluted	3.31	2.95	2.92	2.45	1.47

EXH 11-1